UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)  OF THE

SECURITIES EXCHANGE ACT OF 1934

Buckeye GP Holdings L.P.

(Name of Subject Company)

Buckeye GP Holdings L.P.

(Name of Person Filing Statement)

Common Units representing limited partner interests, no par value

(Title of Class of Securities)

118167105

(CUSIP Number)

William H. Schmidt, Jr.

Five TEK Park

9999 Hamilton Blvd.

Breinigsville, Pennsylvania

(610) 904-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a press release of Buckeye GP Holdings L.P. (“BGH”), dated October 22, 2008, announcing, among other things, that the board of directors of MainLine Management LLC, the general partner of BGH, has received an unsolicited proposal from BGH GP Holdings, LLC (“BGH Holdings”) to acquire all of the outstanding common units of BGH that are not already owned by BGH Holdings for $17.00 per common unit in cash. This press release has been posted on BGH’s website at www.buckeyegp.com.

BUCKEYE GP HOLDINGS L.P. CONFIRMS RECEIPT OF
UNSOLICITED PROPOSAL FROM BGH GP HOLDINGS, LLC

Breinigsville, PA – October 22, 2008. . . Buckeye GP Holdings L.P. (NYSE: BGH) (“BGH”) today confirmed that the Board of Directors of MainLine Management LLC, the general partner of BGH, has received an unsolicited proposal from BGH GP Holdings, LLC (“BGH Holdings”) to acquire all of the outstanding common units of BGH that are not already owned by BGH Holdings for $17.00 per common unit in cash.

The Board of Directors of MainLine Management LLC has formed a Special Committee, composed of the Board’s three independent directors, to review the proposal received from BGH Holdings with their advisors and determine the appropriate response to the proposal.

About Buckeye GP Holdings L.P.:

Buckeye GP Holdings L.P. is a limited partnership that owns Buckeye GP LLC, the general partner of Buckeye Partners, L.P., and 100 percent of the incentive distribution rights in Buckeye Partners, L.P.  Buckeye GP Holdings L.P. also owns the general partnership interests in certain of the operating subsidiaries of Buckeye Partners, L.P.  More information concerning Buckeye GP Holdings L.P. is available at www.buckeyegp.com.  More information concerning Buckeye Partners, L.P. is available at www.buckeye.com.

* * * * *

This press release includes forward-looking statements that we believe to be reasonable as of today’s date.  Such statements are identified by use of the words “anticipates”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects”, “should”, and similar expressions.  Actual results may differ significantly because of risks and uncertainties that are difficult to predict and that may be beyond the control of Buckeye GP Holdings L.P.  Among them are (1) our expected receipt of distributions and incentive distributions from Buckeye Partners, L.P. (“Buckeye”); (2) conflicts of interest between Buckeye, its general partner and us, and (3) changes in laws or regulations to which we or Buckeye are subject, including those that permit the treatment of Buckeye and us as partnerships for federal income tax purposes.  Additionally, Buckeye’s ability to generate cash sufficient to make distributions to us is subject to the following factors:  (1) terrorism, adverse weather conditions, environmental releases, and natural disasters; (2) changes in the marketplace for Buckeye’s products or services, such as increased competition, better energy efficiency, or general reductions in demand; (3) adverse regional or national economic conditions or adverse capital market conditions; (4) shutdowns or interruptions at the source points for the products Buckeye transports, stores, or sells; (5) unanticipated capital expenditures in connection with the construction, repair, or replacement of Buckeye’s assets; and (6) volatility in the price of refined petroleum products and the value of natural gas storage services. You should read our Annual Report on Form 10-K and our most recently filed Quarterly Report on Form 10-Q for a more extensive list of factors that could affect results.  We undertake no obligation to revise our forward-looking statements to reflect events or circumstances occurring after today’s date.

* * * * *

This announcement is neither an offer to purchase nor a solicitation of an offer to sell units of BGH.  BGH Holdings has not yet commenced the tender offer described herein.  The tender offer will be made only through a tender offer statement.  Investors and unitholders are strongly advised to read the tender offer statement.  In addition, BGH will file a solicitation/recommendation statement with respect to the tender offer.  The tender offer statement and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  The tender offer statement, the solicitation/recommendation statement, and other filed documents will be available for free at the Securities and Exchange Commission’s website at www.sec.gov.